FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: July 30, 2007

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Exhibit 99.1

FOR IMMEDIATE RELEASE

Extends Timeframe for Purchase of Macau Peninsula Site

New York, July 30, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the Macau market, announced today that it has negotiated an extension to its agreement to purchase its Macau Peninsula site.

This extension provides additional flexibility in the timing for the closing of the transaction and preserves the Company’s ability to complete the transaction through July 2008, subject to various closing conditions.

In light of recently imposed restrictions affecting mainland tourists visiting Macau under the Individual Visitor Scheme, such extension provides the Company additional flexibility to evaluate the uncertain impact of such restrictions on the evolution of the market, and allows the Company to thoroughly review its development plans for the Macau Peninsula site.

The Company remains firmly committed to its plans for development of the Macau Peninsula project upon completing the acquisition of the site, including the residential element for which pre-sales are targeted to commence by the end of 2009, subject to certain conditions including meeting applicable Macau regulatory requirements.

In May 2006, the Company, through its subsidiary Melco PBL (Macau Peninsula) Limited, entered into a promissory agreement to purchase the Macau Peninsula site by acquiring the shares of Sociedade de Fomento Predial Omar, Limitada. Other than the extension of the completion deadline, all other provisions of the agreement remain in force. There were no fees associated with this extension.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (“MPEL”) is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), was opened on May 12, 2007. Other development projects include City of Dreams, an integrated

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casino resort located in Cotai. MPEL’s existing business includes the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our annual report on Form 20-F, filed on March 30, 2007, as amended, and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

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For further information, please contact:

Geoffrey Davis, CFA

Senior Vice President – Corporate Finance

Tel: 212.671.1936

Email: geoffreydavis@melco-pbl.com

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